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SEC FILE NUMBER
333-183360

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[   ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [ x ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      September 30, 2017
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Exactus, Inc.

Full Name of Registrant

Former Name if Applicable
4870 Sadler Rd, Suite 300

Address of Principal Executive Office (Street and Number)
Glen Allen, Virginia, 23060

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Although the management of Exactus, Inc. (the "Company") worked diligently to complete all the required information for its quarterly report on Form 10-Q for the period ended September 30, 2017, the Company was unable, without unreasonable effort or expense, to complete the financial statement footnotes and other disclosures for the Form 10-Q on or before the filing deadline on November 14, 2017. The delays in the filing were related to completing the valuation of certain embedded derivative conversion features in convertible loan notes that the Company entered during the third quarter of 2017. The Company expects that it will file the Form 10-Q within five business days of November 14, 2017.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kelley Wendt	804	205-5036
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ x ] No[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company reported net loss from operations of $490,207 for the three months ended September 30, 2017 compared to a net loss of $359,813 for the same period in 2016. Net loss from operations for the nine months ended September 30, 2017 is $1,597,516 compared to net loss of $854,054 for the corresponding period in 2017. The Company had no derivative instruments in 2016. During the third quarter of 2017, the Company entered into convertible loan note agreements with derivative conversion features. The Company does not have the resources internally to compute or estimate the fair value of these instruments. The Company has engaged an accounting firm to calculate the fair value of the derivative conversion features.

Exactus, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 15, 2017
By:	/s/ Kelley A. Wendt

Name: Kelley A. Wendt
Title: Chief Financial Officer